Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 27, 2009

PRICING SUPPLEMENT NO. 2009-MTNDD397 DATED                     , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

3% Minimum Coupon Principal Protected Notes

Based Upon the S&P MidCap 400® Index

Due 2014

$10 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes have a maturity of approximately five years and will mature on , 2014. You will receive at maturity for each note you hold an amount in cash equal to $10 plus the last coupon amount.

■

The notes will pay a coupon per coupon period at a variable rate which will not be less than 3% per coupon period and will depend upon the return of the S&P MidCap 400® Index (which we refer to as the underlying index) during each coupon period. A coupon period will begin on the last index business day of the preceding coupon period, except for the first coupon period which will begin on the date the notes are priced for initial sale to the public (which we refer to as the pricing date), and end approximately one year later. A coupon amount is payable five business days after the end of each coupon period on July     , 2010; July     , 2011; July     , 2012; July     , 2013; and on the maturity date (each of which we refer to as a coupon payment date).

■

The coupon amount payable on each coupon payment date will depend upon the closing value of the underlying index on each index business day during the related coupon period, will be based on the percentage change in the closing value of the underlying index during such coupon period and will not be less than $0.30 (3% of $10 principal amount per note) per note nor be greater than approximately $2.30 to $2.80 (23% to 28% of $10 principal amount per note) per note (to be determined on the pricing date). Thus, for each $10 principal amount note held, you will receive on each coupon payment date either:

¡

an amount equal to the product of (a) $10 and (b) the percentage change in the closing value of the underlying index from the first index business day of the related coupon period through the last index business day of the coupon period (which we refer to as the index percentage change), if (i) the closing value of the underlying index on every index business day during the coupon period is less than or equal to approximately 123% to 128% (to be determined on the pricing date) of the closing value of the underlying index on the first index business day of the coupon period (which we refer to as the starting value) and (ii) the index percentage change is greater than 3%; or

¡	an amount equal to $0.30 (3% of $10 principal amount per note), in all other cases.

■	Application will be made to list the notes on NYSE Arca under the symbol, “MBF”.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

The notes represent obligations of Citigroup Funding Inc. only. “Standard and Poor’s®,” “S&P MidCap 400®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s or the McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount	$0.325	$
Proceeds to Citigroup Funding Inc.	$9.675	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.325 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.300 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.300 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about                     , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The 3% Minimum Coupon Principal Protected Notes Based Upon the S&P MidCap 400® Index, or the notes, are investments linked to an equity index offered by Citigroup Funding Inc. having a maturity of approximately five years. The notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per coupon period at a variable rate which will depend upon the closing value of the S&P MidCap 400® Index (which we refer to as the underlying index) on every index business day in each coupon period but will not be less than 3% of $10 principal amount per note, per coupon period.

For each coupon period, if the closing value of the underlying index on every index business day during such coupon period does not exceed the related starting value by more than approximately 23% to 28% (to be determined on the pricing date) and the index percentage change is greater than 3%, the payment you receive on the related coupon payment date for each $10 note you hold will be an amount based on the index percentage change and will not be greater than approximately $2.30 to $2.80 (23% to 28% of $10 principal amount per note) (to be determined on the pricing date). If the closing value of the underlying index on any index business day during such coupon period exceeds the related starting value by more than approximately 23% to 28% (to be determined on the pricing date) or if the index percentage change is less than or equal to 3%, on the related coupon payment date you will receive $0.30 (3% of $10 principal amount per note) for each note you hold.

The first coupon period begins at the close of trading on the pricing date and ends at the close of trading on June     , 2010 and the related coupon payment date is July     , 2010. The second coupon period begins at the close of trading on June     , 2010 and ends at the close of trading on June     , 2011 and the related coupon payment date is July     , 2011. The third coupon period begins at the close of trading on June     , 2011 and ends at the close of trading on June     , 2012 and the related coupon payment date is July     , 2012. The fourth coupon period begins at the close of trading on June     , 2012 and ends at the close of trading on June     , 2013 and the related coupon payment date is July     , 2013. The last coupon period begins at the close of trading on June     , 2013 and ends at the close of trading on             , 2014 and the related coupon payment date is the maturity date.

The notes mature on             , 2014 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the closing value of the underlying index, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Coupon Payments on the Notes?

Yes. The coupon amount payable on the notes will vary but will not be less than 3% per coupon period. A coupon amount is payable on July     , 2010; July     , 2011; July     , 2012; July     , 2013; and on the maturity date and will be calculated as described below. Please note, however, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

How Will the Coupon Amount Be Calculated?

The coupon amount payable on each coupon payment date will depend upon the closing values of the underlying index during the related coupon period, will be based on the index percentage change during such coupon period and will not be less than $0.30 (3% of $10 principal amount per note) per note nor be greater than approximately $2.30 to $2.80 (23% to 28% of $10 principal amount per note) per note (to be determined on the pricing date). Thus, for each $10 principal amount note held, you will receive on each coupon payment date either:

¡

an amount equal to the product of (a) $10 and (b) the index percentage change, if the closing value of the underlying index on every index business day during the related coupon period is less than or equal to approximately 123% to 128% (to be determined on the pricing date) of the applicable starting value and if the index percentage change is greater than 3%; or

¡	an amount equal to $0.30 (3% of $10 principal amount per note), in all other cases.

The index percentage change for each coupon period will equal the percentage change in the closing value of the underlying index from the related ending value to the related starting value, expressed as a percentage:

Ending Value — Starting Value

Starting Value

The starting value for each coupon period will equal the closing value of the underlying index on the first index business day of such coupon period.

The ending value for each coupon period will equal the closing value of the underlying index on the last index business day of such coupon period.

The first coupon period begins at the close of trading on the pricing date and ends at the close of trading on June     , 2010 and the related coupon payment date is July     , 2010. The second coupon period begins at the close of trading on June     , 2010 and ends at the close of trading on June     , 2011 and the related coupon payment date is July     , 2011. The third coupon period begins at the close of trading on June     , 2011 and ends at the close of trading on June     , 2012 and the related coupon payment date is July     , 2012. The fourth coupon period begins at the close of trading on June     , 2012 and ends at the close of trading on June     , 2013 and the related coupon payment date is July     , 2013. The last coupon period begins at the close of trading on June     , 2013 and ends at the close of trading on                     , 2014 and the related coupon payment date is the maturity date.

The pricing date will be the date on which the notes are initially priced for sale to the public.

For more specific information about the determination of an index business day and the effect of a market disruption event on the determination of the coupon amount payable on each coupon payment date, please see “Description of the Notes — Coupon Amount” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2014. At maturity you will receive for each note you hold an amount in cash equal to $10 plus the last coupon amount.

Where Can I Find Examples of Hypothetical Coupon Amounts and Hypothetical Total Return on the Notes?

For examples setting forth hypothetical coupon amounts payable on a coupon payment date, see “Description of the Notes — Hypothetical Coupon Amounts” and “— Hypothetical Total Return on the Notes” in this pricing supplement.

Who Publishes the S&P MidCap 400® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P MidCap 400® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P MidCap 400® Index is published by S&P and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $4.5 billion. As of April 30, 2009, the largest five sectors represented by the S&P MidCap 400® Index were Financials, Consumer Discretionary, Industrials, Information Technology and Health Care. For further information on the S&P MidCap 400® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P MidCap 400® Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the S&P MidCap 400® Index.

How Has the S&P MidCap 400® Index Performed Historically?

We have provided a table showing the high and low closing values of the S&P MidCap 400® Index for each month in the period from January 2004 to April 2009 as well as a graph showing the daily closing values of the S&P MidCap 400® Index from January 2, 2004 to May 26, 2009. You can find the table and the graph in the section “Description of S&P MidCap 400® Index — Historical Data on the S&P MidCap 400® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P MidCap 400® Index in recent years. However, past performance is not indicative of how the S&P MidCap 400® Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as contingent coupons on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the notes on NYSE Arca under the symbol “MBF.” You should be aware that the listing of the notes on NYSE Arca does not guarantee that a liquid trading market will be available for the notes.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the underlying index or one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the S&P MidCap 400® Index and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be As Little As 3% Per Coupon Period

Your coupon amount payable on each coupon payment date will depend upon the closing values of the underlying index during the applicable coupon period, will be based on the index percentage change during such coupon period and will not be less than $0.30 (3% of $10 principal amount per note) per note nor be greater than approximately $2.30 to $2.80 (23% to 28% of $10 principal amount per note) per note (to be determined on the pricing date). If (i) the closing value of the underlying index on any index business day during the coupon period exceeds the related starting value by more than approximately 23% to 28% (to be determined on the pricing date), or (ii) the index percentage change is less than or equal to 3%, then on the related coupon payment date you will receive $0.30 (3% of $10 principal amount per note) for each note you hold. Because of the possibility of a return of 3% per coupon period, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the underlying index or an investment in some or all of the stocks included in the underlying index.

The Appreciation of Your Investment in the Notes Will Be Limited

If the closing value of the underlying index on any index business day during a coupon period is greater than approximately 123% to 128% (to be determined on the pricing date) of the related starting value, you will receive a coupon payment equal to $0.30 (3% of $10 principal amount per note) for each note you hold, regardless of the index percentage change. In this case, if the underlying index appreciates more than 3% during any coupon period, you will not fully participate in such appreciation. Moreover, the maximum return you will receive on the notes during each coupon period is limited to approximately 23% to 28% (to be determined on the pricing date) of the principal amount of the notes you hold.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Volatility of the Value of the Underlying Index

Volatility is the term used to describe the size and frequency of market fluctuations in the value of the underlying index. Because the amount of the coupon amount payable on the notes depends upon the value of the underlying index during each coupon period and may be based on the related ending value of the underlying index, the volatility of the value of the underlying index may result in your receiving a fixed return of 3% on the notes for any or all of the coupon periods. Although past price volatility is not indicative of future price volatility, see “Description of the S&P MidCap 400® Index – Historical Data on the S&P MidCap 400® Index” in this pricing supplement for more information on the historical value of the underlying index.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

Even if the closing value of the underlying index has not exceeded approximately 123% to 128% (to be determined on the pricing date) of the relevant starting value in each coupon period, if the overall return on the notes (calculated on a simple interest rate basis) is less than         %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the closing value of the underlying index changes from the starting value in each coupon period. However, changes in the closing value of the underlying index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to the end of a coupon period, even if the closing value of the underlying index has been less than or equal to approximately 123% to 128% (to be determined on the pricing date) of the applicable starting value at all times during the related coupon period up to and including the time of sale, you may receive substantially less than the amount that would be payable at maturity based on the closing value at the time of sale because of expectations that the price of the underlying index will continue to fluctuate between that time and the time when the ending value is determined. In addition, significant increases in the closing value of the underlying index may result in a decrease in the market value of the notes because if the closing value of the underlying index on any index business day during each coupon period is greater than approximately 123% to 128% (to be determined on the pricing date) of the applicable starting value, the amount you can receive on the related coupon payment date for each $10 note you then hold will be limited to $0.30 (3% of $10 principal amount per note) per note.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Events Involving the Companies Included in the Underlying Index.    General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the closing value of the underlying index. A “time premium” or “discount” results from expectations concerning the closing value of the underlying index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the value of the underlying index will affect the market value of the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Underlying Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the underlying index because S&P calculates the value of the underlying index by reference to the prices of the stocks included in the underlying index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the underlying index even if its ending value is greater than its starting value. In addition, the maximum total return is limited to approximately 23% to 28% (to be determined on the pricing date) per coupon period of the principal amount of the notes, whereas there would be no limit on the return you would realize if you actually owned the stocks included in the underlying index.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the underlying Index or derivative instruments relating to the underlying index or such stocks for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the underlying index and, thus, the closing value of the underlying index and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the underlying index or one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the closing value of the underlying index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive on a coupon payment date will depend upon the daily closing value and the applicable ending value of the underlying index, which depends, in part, on the prices of the stocks included in the underlying index. By investing in the notes, you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to the stocks included in the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The 3% Minimum Coupon Principal Protected Notes Based Upon the S&P MidCap 400® Index (the “Notes”) are investments linked to an equity index offered by Citigroup Funding Inc. and have a maturity of approximately five years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per Coupon Period at a variable rate which will depend on the closing value of the S&P MidCap 400® Index (the “Underlying Index”) on every Index Business Day in each Coupon Period but will not be less than 3% per Coupon Period.

For each Coupon Period, if the closing value of the Underlying Index on every Index Business Day during such Coupon Period does not exceed the related Starting Value by more than approximately 23% to 28% (to be determined on the Pricing Date) and the Index Percentage Change is greater than 3%, the payment you receive on the related Coupon Payment Date for each $10 Note you hold will be based on the Index Percentage Change and will be an amount not greater than approximately $2.30 to $2.80 (23% to 28% of $10 principal amount per Note) (to be determined on the Pricing Date). If the closing value of the Underlying Index on any Index Business Day during such Coupon Period exceeds the related Starting Value by more than approximately 23% to 28% (to be determined on the Pricing Date) or if the Index Percentage Change is less than or equal to 3%, you will receive a coupon amount equal to $0.30 (3% of $10 principal amount per Note) for each Note you hold on the related Coupon Payment Date.

The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on June     , 2010 and the related Coupon Payment Date is July     , 2010. The second Coupon Period begins at the close of trading on June     , 2010 and ends at the close of trading on June     , 2011 and the related Coupon Payment Date is July     , 2011. The third Coupon Period begins at the close of trading on June     , 2011 and ends at the close of trading on June     , 2012 and the related Coupon Payment Date is July     , 2012. The fourth Coupon Period begins at the close of trading on June     , 2012 and ends at the close of trading on June     , 2013 and the related Coupon Payment date is July     , 2013. The last Coupon Period begins at the close of trading on June     , 2013 and ends at the close of trading on                     , 2014 and the related Coupon Payment date is the maturity date.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on                     , 2014. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on                     , 2014. If you hold your Note to maturity, you will receive at maturity for each $10 principal amount Note an amount in cash equal to $10 plus the last Coupon Amount.

Coupon Amount

The Coupon Amount payable on the Notes will vary but will not be less than 3% of $10 principal amount per Note. A Coupon Amount is payable on July     , 2010; July     , 2011; July     , 2012; July     , 2013; and on the maturity date (the “Coupon Payment Dates”) and will be calculated as described below. Please note, however, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

The Coupon Amount payable on each Coupon Payment Date will depend upon the closing value of the Underlying Index during the related Coupon Period, will be based on the Index Percentage Change during such Coupon Period and will not be less than $0.30 (3% of $10 principal amount per Note) per Note nor be greater than approximately $2.30 to $2.80 (23% to 28% of $10 principal amount per Note) per Note (to be determined on the Pricing Date). Thus, for each $10 principal amount Note held, you will receive on each Coupon Payment Date either:

¡

an amount equal to the product of (a) $10 and (b) the Index Percentage Change, if the closing value of the Underlying Index on every Index Business Day during the related Coupon Period is less than or equal to approximately 123% to 128% (to be determined on the Pricing Date) of the applicable Starting Value and if the Index Percentage Change is greater than 3%; or

¡	an amount equal to $0.30 (3% of $10 principal amount per Note), in all other cases.

The Index Percentage Change for each Coupon Period will equal the percentage change in the closing value of the Underlying Index from the related Ending Value to the related Starting Value, expressed as a percentage:

Ending Value – Starting Value

Starting Value

The Starting Value for each Coupon Period will equal the closing value of the Underlying Index on the first Index Business Day of such Coupon Period.

The Ending Value for each Coupon Period will equal the closing value of the Underlying Index on the last Index Business Day of such Coupon Period.

The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on June     , 2010. The second Coupon Period begins at the close of trading on June     , 2010 and ends at the close of trading on June     , 2011. The third Coupon Period begins at the close of trading on June     , 2011 and ends at the close of trading on June     , 2012. The fourth Coupon Period begins at the close of trading on June     , 2012 and ends at the close of trading on June     , 2013. The last Coupon Period begins at the close of trading on June     , 2013, and ends at the close of trading on                     , 2014.

The Pricing Date will be the date on which the Notes are initially priced for sale to the public.

Unless specified otherwise in the applicable offering summary as superseded after pricing by the related pricing supplement, the coupon payment will be payable to the persons in whose names the Notes are registered at the close of business on one Business Day preceding the Coupon Payment Date. If a Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

If the Ending Value of the Underlying Index is not available on any date of determination because of a Market Disruption Event or otherwise, the value of the Underlying Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of the Underlying Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the maturity date.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Underlying Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Underlying Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Hypothetical Coupon Amounts

The Coupon Amount payable for each Coupon Period, which can be as little as $0.30 (3% of $10 principal amount per Note) per Note, will depend on the closing values of the Underlying Index on every Index Business Day during such Coupon Period and will be based on the Index Percentage Change.

Because the closing value of the Underlying Index may be subject to significant variations during each Coupon Period, it is not possible to present a chart or table illustrating a complete range of possible Coupon Amounts. The examples of hypothetical Coupon Amounts set forth below are intended to illustrate the effect of different Ending Values of the Underlying Index on the return of the Notes for each Coupon Period, which depends on whether there has been a closing value of the Underlying Index on any Index Business Day during such Coupon Period greater than 125.5% of the related Starting Value and on the Index Percentage Change. All of the hypothetical examples assume an investment in the Notes of $10, that the applicable Starting Value is 550, that the threshold for determining whether holders will receive a return based on the Index Percentage Change or the fixed return of 3% is 125.5% of the applicable Starting Value, that 125.5% of the applicable Starting Value is 690.25, that the term of the Coupon Period is one year and that an investment is made on the initial Issue Date and held to the Coupon Payment Date.

As demonstrated by the examples below, if the hypothetical closing value of the Underlying Index on every Index Business Day during each Coupon Period is less than or equal to 690.25, the return for such Coupon Period will be equal to the Index Percentage Change, and so long as the Index Percentage Change is greater than 3%, the Coupon Amount will be greater than $0.30 (3% of $10 principal amount per Note) per Note. If, however, the hypothetical closing value of the Underlying Index on any Index Business Day during any Coupon Period is greater than 690.25, the Coupon Amount for such Coupon Period will be equal to $0.30 (3% of $10 principal amount per Note) per Note, regardless of whether the hypothetical applicable Ending Value is greater than or less than the hypothetical applicable Starting Value. The hypothetical return for each Coupon Period provided in the examples is only relevant to such Coupon Period. A hypothetical return for one Coupon Period is no indication of such return for a subsequent Coupon Period.

Hypothetical Starting Value of the S&P MidCap 400® Index for Coupon Period	Hypothetical Ending Value of the S&P MidCap 400® Index for Coupon Period	Hypothetical Index Percentage Change	Hypothetical Coupon Amount Payable
			No Closing Value Above Upside Threshold	A Closing Value Above Upside Threshold
550.00	247.50	-55.0%	3.0%	3.0%
550.00	275.00	-50.0%	3.0%	3.0%
550.00	302.50	-45.0%	3.0%	3.0%
550.00	330.00	-40.0%	3.0%	3.0%
550.00	357.50	-35.0%	3.0%	3.0%
550.00	385.00	-30.0%	3.0%	3.0%
550.00	412.50	-25.0%	3.0%	3.0%
550.00	440.00	-20.0%	3.0%	3.0%
550.00	467.50	-15.0%	3.0%	3.0%
550.00	495.00	-10.0%	3.0%	3.0%
550.00	522.50	-5.0%	3.0%	3.0%
550.00	550.00	0.0%	3.0%	3.0%
550.00	566.50	3.0%	3.0%	3.0%
550.00	577.50	5.0%	5.0%	3.0%
550.00	605.00	10.0%	10.0%	3.0%
550.00	632.50	15.0%	15.0%	3.0%
550.00	660.00	20.0%	20.0%	3.0%
550.00	690.25	25.5%	25.5%	3.0%
550.00	715.00	30.0%	NA	3.0%
550.00	742.50	35.0%	NA	3.0%
550.00	770.00	40.0%	NA	3.0%
550.00	797.50	45.0%	NA	3.0%
550.00	825.00	50.0%	NA	3.0%
550.00	852.50	55.0%	NA	3.0%

The examples are for purposes of illustration only. The actual Coupon Amount for each Coupon Period will depend on the actual closing values, the actual applicable Starting Value, the actual applicable Ending Value and the actual threshold and other relevant parameters for determining whether holders will receive a return based on the Index Percentage Change or the fixed return of 3% per Coupon Period.

Hypothetical Total Return on the Notes

The total return on the Notes will depend on the Coupon Amount for each of the five Coupon Periods during the term of the Notes. Each Coupon Amount payable for each Coupon Period, which can be as little as $0.30 (3% of $10 principal amount per Note) per Note, will depend on the closing value of the Underlying Index on every Index Business Day during such Coupon Period and will be based on the Index Percentage Change. Because the closing value of the Underlying Index may be subject to significant variations during each Coupon Period, it is not possible to present graphs illustrating a complete range of possible total returns on the Notes. The example of a hypothetical total return on the Notes set forth below is intended to illustrate the effect of different Coupon

Amounts on the total return on the Notes, which each depends on whether there has been a closing value of the Underlying Index on any Index Business Day during each Coupon Period greater than 125.5% of the applicable Starting Value and on the Index Percentage Change. All of the hypothetical examples below assume an investment in the Notes of $10; that the threshold for determining whether holders will receive a return based on the Index Percentage Change during each Coupon Period or the fixed return is 125.5% of the applicable Starting Value during such Coupon Period; that the term of the Notes is five years and that an investment is made on the initial Issue Date and held to the Maturity Date.

Hypothetical Coupon Period 1: During the first Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 125.5% of the applicable Starting Value, and the Index Percentage Change is less than 3%.

•	Starting Value: 550.00

•	Ending Value: 495.00

•	Index Percentage Change: -10.00%

•	Coupon Amount: $0.30 (3% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 2: During the second Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 125.5% of the applicable Starting Value, and the Index Percentage Change is greater than 3%.

•	Starting Value: 495.00

•	Ending Value: 594.00

•	Index Percentage Change: 20.00%

•	Coupon Amount: $2.00 per Note (20% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 3: During the third Coupon Period, the closing value of the Underlying Index on any Index Business Day during such Coupon Period is greater than 125.5% of the applicable Starting Value, and the Index Percentage Change is greater than 3%.

•	Starting Value: 594.00

•	Ending Value: 742.50

•	Index Percentage Change: 25.00%

•	Coupon Amount: $0.30 (3% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 4: During the fourth Coupon Period, the closing value of the Underlying Index on any Index Business Day during such Coupon Period is greater than 125.5% of the applicable Starting Value, and the Index Percentage Change is less than 3%.

•	Starting Value: 742.50

•	Ending Value: 705.38

•	Index Percentage Change: -5.00%

•	Coupon Amount: $0.30 (3% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 5: During the last Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 125.5% of the applicable Starting Value, and the Index Percentage Change is less than 3%.

•	Starting Value: 705.38

•	Ending Value: 712.43

•	Index Percentage Change: 1.00%

•	Coupon Amount: $0.30 (3% of $10 principal amount per Note) per Note

Total Return on the Underlying Index (assuming a 2.00% annualized dividend yield of the Underlying Index and not reinvested):	39.53%
Total Return on the Notes:	32.00% on a simple interest basis

The examples are for purposes of illustration only. The actual total return on the Notes, if any, will depend on the actual Coupon Amount payable on each Coupon Payment Date.

Discontinuance of the S&P MidCap 400® Index

If S&P discontinues publication of the S&P MidCap 400® Index or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the S&P MidCap 400® Index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P MidCap 400® Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the S&P MidCap 400® Index, the value to be substituted for the S&P MidCap 400® Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If S&P discontinues publication of the S&P MidCap 400® Index prior to the determination of the relevant coupon amount and the Calculation Agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the relevant Coupon Amount and (b) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the S&P MidCap 400® Index or the relevant index as described in the preceding paragraph.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P MidCap 400® Index may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P MidCap 400® Index or a successor index is changed in any material respect, or if the S&P MidCap 400® Index or a successor index is in any other way modified so that the value of the S&P MidCap 400® Index or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P MidCap 400® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P MidCap 400® Index or the successor index. Accordingly, if the method of calculating the S&P MidCap 400® Index or the successor index is modified so that the value of the S&P MidCap 400® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P MIDCAP 400® INDEX

General

Unless otherwise stated, all information on the S&P MidCap 400® Index provided in this pricing supplement is derived from S&P or other publicly available sources. The S&P MidCap 400® Index is published by S&P and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $4.5 billion.

As of April 30, 2009, the companies making up the S&P MidCap 400 Index had an aggregate adjusted market capitalization of approximately $696 billion. The aggregate market value of the 400 companies included in the S&P MidCap 400® Index represented approximately 7% of the aggregate market value of the U.S. equities market. The largest five sectors represented by the S&P MidCap 400 Index with the percentage of all sectors covered by the index indicated in parentheses were: Financials (18.1%), Consumer Discretionary (15.7%), Industrials (15.2%), Information Technology (14.6%) and Health Care (11.8%).

THE S&P MIDCAP 400 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P MidCap 400® Index

The calculation of the value of the S&P MidCap 400® Index is based on the relative value of the aggregate S&P MidCap 400 Market Value of the common stocks of 400 companies (the “S&P MidCap 400 Component Stocks”) as of a particular time as compared to the aggregate average S&P MidCap 400® Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. The “S&P MidCap 400® Market Value” of any S&P MidCap 400® Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P MidCap 400® Component Stock. S&P chooses companies for inclusion in the S&P MidCap 400® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400® Index to achieve the objectives stated above. Relevant criteria employed by S&P include U.S. company status, market capitalization in the range of $1.5 billion to $5.5 billion, financial viability, a public float of at least 50%, adequate liquidity and reasonable price, sector representation and status as an operating company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the S&P MidCap 400® Market Value and trading activity of the common stock of that company.

The S&P MidCap 400 Index is calculated using a base-weighted aggregate methodology: the level of the S&P MidCap 400® Index reflects the total S&P MidCap 400® Market Value of all 400 Component Stocks relative to the S&P MidCap 400® Index’s base period of June 28, 1991 (the “S&P MidCap 400® Base Period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stocks during the S&P MidCap 400® Base Period has been set equal to an indexed value of 100. This is often indicated by the notation June 28, 1991=100. In practice, the daily calculation of the S&P MidCap 400® Index is computed by dividing the total S&P MidCap 400 Market Value of the S&P MidCap 400® Component Stocks by a number called the S&P MidCap 400® Index Divisor. By itself, the S&P MidCap 400® Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400® Index, it is the only link to the original base period value of the S&P MidCap 400® Index. The S&P MidCap 400® Index Divisor keeps the S&P

MidCap 400® Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400 Index (“S&P MidCap 400® Index Maintenance”).

Historically, the market value of any underlying stocks included in the S&P MidCap 400® Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P MidCap 400® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P MidCap 400® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P MidCap 400® Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P MidCap 400® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P MidCap 400® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

Maintenance of the S&P MidCap 400® Index

S&P MidCap 400 Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P MidCap 400® Index from changing due to corporate actions, all corporate actions that affect the total S&P MidCap 400® Market Value of the S&P MidCap 400® Index require an S&P MidCap 400® Index Divisor adjustment. By adjusting the S&P MidCap 400® Index Divisor for the change in total S&P MidCap 400® Market Value, the value of the S&P MidCap 400® Index remains constant. This helps maintain the value of the S&P MidCap 400® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap 400® Index does not reflect the corporate actions of individual companies in the S&P MidCap 400® Index. All S&P MidCap 400® Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P MidCap 400® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400® Index and do not require S&P MidCap 400® Index Divisor adjustments.

The table below summarizes the types of S&P MidCap 400® Index maintenance adjustments and indicates whether or not an S&P MidCap 400® Index Divisor adjustment is required.

Type of Corporate Action	S&P Adjustment Factor	Divisor Adjustment Required
Stock split (i.e., 2x1)	Shares Outstanding times 2; Stock Price divided by 2	No

Share issuance (i.e., Change > 5%)	Shares Outstanding plus newly issued Shares	Yes

Share repurchase (i.e., Change > 5%)	Shares Outstanding minus Repurchased Shares	Yes

Special cash dividends	Share Price minus Special Dividend	Yes

Company change	Add new company Market Value minus old company Market Value	Yes

Rights offering	Price of parent company minus Price of Rights (Right Ratio)	Yes

Spin-offs	Price of parent company minus Price of Spin-off Co. (Share Exchange Ratio)	Yes

Stock splits and stock dividends do not affect the S&P MidCap 400® Index Divisor of the S&P MidCap 400® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-dividend date.

Each of the corporate events exemplified in the table requiring an adjustment to the S&P MidCap 400® Index Divisor has the effect of altering the S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stock and consequently of altering the aggregate S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stocks (the “Post-Event Aggregate S&P MidCap 400® Market Value”). In order that the level of the S&P MidCap 400® Index (the “Pre-Event S&P MidCap 400® Index Value”) not be affected by the altered S&P MidCap 400® Market Value (whether increase or decrease) of the affected S&P MidCap 400® Component Stock, a new S&P MidCap 400® Index Divisor (“S&P MidCap 400® New Divisor”) is derived as follows:

Post - Event Aggregate Market Value	= Pre-Event Index Value
New Divisor

New Divisor =	Post - Event Aggregate Market Value
Pre - Event Index Value

A large part of the S&P MidCap 400® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P MidCap 400® Index companies. Four times a year, on a Friday near the end of each calendar quarter, the share totals of companies in the S&P MidCap 400® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the S&P MidCap 400® Index Divisor is adjusted to compensate for the net change in the total S&P MidCap 400® Market Value of the S&P MidCap 400® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P MidCap 400® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P MidCap 400® Index Divisor.

Historical Data on the S&P MidCap 400® Index

Monthly High and Low Closing Values

The following table sets forth the high and low closing values of the S&P MidCap 400® Index for each month in the period from January 2004 through March 2009. These historical data on the S&P MidCap 400® Index are not indicative of the future performance of the S&P MidCap 400® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P MidCap 400® Index during any period set forth below is not an indication that the S&P MidCap 400® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009 (through May 26)
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	579.47	555.28	652.17	629.91	781.02	749.02	833.02	800.40	847.56	752.64	559.37	485.77
February	602.87	575.91	670.32	650.62	782.39	759.52	867.61	837.38	825.38	784.49	530.58	447.93
March	608.40	581.63	682.42	648.29	792.11	760.26	855.68	809.07	795.39	744.89	511.43	404.62
April	615.92	577.87	662.42	627.38	809.65	781.33	890.06	852.41	845.51	797.80	561.68	494.45
May	616.70	583.29	670.05	635.30	817.95	752.36	916.30	876.14	883.65	846.79	586.91	542.71
June	594.70	561.57	693.28	674.36	780.03	716.62	925.90	887.48	897.27	818.99
July	607.69	586.81	722.25	689.88	770.44	712.86	926.23	856.33	820.11	772.80
August	600.09	566.39	725.02	698.24	750.58	725.10	869.71	819.97	824.99	786.15
September	579.79	549.51	720.85	696.37	758.77	738.41	888.47	847.24	807.60	698.21
October	594.32	581.37	720.35	672.12	796.53	748.13	917.18	879.07	718.88	479.99
November	605.90	583.00	742.70	700.50	812.39	775.04	890.47	821.32	581.44	417.12
December	640.43	601.52	749.61	733.91	820.37	802.16	892.62	840.80	538.28	458.54

On May 26, 2009, the closing value of the S&P MidCap 400® Index was 572.17.

Historical Graph

The following graph illustrates the historical performance of the S&P MidCap 400® Index based on the closing value thereof on each Index Business Day from January 2, 2004 through May 26, 2009. Past movements of the S&P MidCap 400® Index are not indicative of future index values.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial products, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P MidCap 400® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P MidCap 400® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the S&P MidCap 400® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Contingent Coupons.    Amounts received as contingent coupons on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.    Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the contingent coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the contingent coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

Recent Legislative Developments

The Obama Administration has recently proposed legislation that would limit the ability of non-U.S. investors to claim the exemption from U.S. withholding tax in respect of “portfolio interest” on the Notes, if such investors hold the Notes through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of interest paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of Notes effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the Notes.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (             Notes) for $9.675 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.300 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.300 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.300 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Application will be made to list the notes on NYSE Arca under the symbol “MBF.”

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

3% Minimum Coupon

Principal Protected Notes

Based Upon the

S&P MidCap 400® Index

Due 2014

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Pricing Supplement

                , 2009

(Including Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)